SAMSUNG ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

05011174

September 8, 2005

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Investment in LCD 7-2 Line) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

Sean Kim
Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7531
Fax) +82-2-727-7427
Email) seanway.kim@samsung.com

dlw 9/14

SAMSUNG ELECTRONICS

Investment in LCD 7-2 Line

On September 5, 2005, the management committee authorized an investment in the LCD 7-2 line to respond to a market growth.

※ Investment amount: KRW 1,764.1 billion

SAMSUNG ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

September 8, 2005

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 12 2005
WASH. D.C.
185

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Cross License Agreement between Samsung Electronics and Motorola) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

Sean Kim
Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7531
Fax) +82-2-727-7427
Email) seanway.kim@samsung.com

SAMSUNG
ELECTRONICS

Cross License Agreement
between Samsung Electronics and Motorola

On September 5, 2005, Samsung Electronics and Motorola reached a cross license agreement for mobile telecommunications technologies.

※ Under the agreement, terms and conditions are not to be disclosed..

※ On July 1, 2005, Samsung Electronics established a MOU with Motorola on this cross license.

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

September 8, 2005

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Sale of Property) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

Sean Kim
Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7531
Fax) +82-2-727-7427
Email) seanway.kim@samsung.com

SAMSUNG ELECTRONICS

Sale of Property

▫ **Details**

1. Samsung Electrnoics decided to sell some of the positioning solution equipment to Seoul Commtech (affiliate) on June 10, 2005.
   - Transaction amount: KRW 44,451,000
   - Purpose: To secure positioning solution products

2. On September 5, 2005, the management committee of Samsung Electonics authorized to sell some of the telecommuncations production equipment to Samsung Electronicsa Da Amazonia Ltda. (overseas subsidiary).
   - Transaction amount: KRW 3,169,000,000
   - Purpose: To increase local production